



Giana Korth • 2nd

Director of Client Strategy at Meltwater | Founding Member of Tampon Tribe

Santa Monica, California

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 **Meltwater**

 **Georgetown University - The McDonough School o...**

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| Hoyapreneur Profile: Giana Korth Discusses how she's  | Starting A Purpose Driven Company  |

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Experience

 **Director of Client Strategy**
Meltwater
Feb 2018 – Present • 3 mos
Greater Los Angeles Area

My expertise is working with high potential clients to create customized communications and marketing solutions that leverage Meltwater's innovative technology.

I consult with our largest clients to ensure value is delivered from Meltwater's leading Media Intelligence platform. By leveraging these insights we're able clients to help shape strategic business initiatives and best understand the impact of their marketing and pr efforts.



Jan 2017 – Present • 1 yr 4 mos

Santa Monica, CA



Founding Member

Tampon Tribe

Jul 2016 – Present • 1 yr 10 mos

Santa Monica, California

Tampon Tribe is a monthly subscription service delivering 100% organic, non-toxic, compostable tampons right to your door.

They're unlike any other tampons on the market because e v e r y t h i n g about our product is focused on sustainability. Even our applicators are compostable and our packaging is made from recycled materials – no plastic.

What makes us a TRIBE is our shared vision for social impact. We believe all women should have access affordable, organic female hygiene. We also give back a % of our proceeds to local charities pertaining to local girls and women.

Our mission is to empower women through convenience, education, social impact and sustainability.



Senior Sales Executive

Meltwater

Jan 2016 – Dec 2016 • 12 mos

Santa Monica, California

Selected to pilot a new role within Meltwater to create a more challenging and rewarding career path for our most successful and senior sales people. My expertise is working with high potential clients to create customized Communications and Marketing solutions that leverage Meltwater's innovative solutions. Contributing over $500,000 in sales annually, and managing a team of SDRs to create future sales rockstars. Current clients include: Los Angeles County, Gap, Wikimedia, Crain Communications, MKTG, American Express, Pepsi, USDA, Starz Entertainment, Golden State Warriors, Dermalogica, City of Long Beach, Brewbudz, T-Mobile and the Tournament of Roses (Rose Parade). Career sales over $2.6 million.



Managing Director

Meltwater

Sep 2014 – Dec 2015 • 1 yr 4 mos

Santa Monica, California

Selected to launch a new Meltwater office in Los Angeles, to proliferate the growth of the company and expand Meltwater's presence on the west coast. Responsible for organic growth and managing full profit/loss responsibilities, which are presented to C-level management on a quarterly basis. In charge of all recruitment, training of new employees, and development of sales methodology. The LA office grew from 1 to 6 people in 18 months, and brought in almost $2 million in sales during that time.



Sales Manager

Meltwater Group

Nov 2011 – Aug 2014 • 2 yrs 10 mos

DC

Founded in Norway in 2001, Meltwater has grown to more than 57 offices in Europe, North America, Australia, Asia and Africa. Meltwater News is fully owned by its founders and employees.

A privately-held and fully-self-funded global SaaS company, and the industry leader in online media monitoring. We help more than 23,000 of the world's most admired companies and organizations keep track of business critical information published online and manage the PR/communications efforts.

I specialize in consulting with new clients to provide them with industry leading media solutions to help with monitoring, outreach, reporting, and analysis.

coming talent within the organisation to help contribute to the performance of a successful team and the growth and expansion of the company.

In top 15 for personal sales in 2012 globally (from over 700 employees), generating over $300,000 in new business revenue; while developing 2 successful Sales Managers in my first year.

Clientele includes: Victoria's Secret, Universal Pictures, National Eye Institute, Konica Minolta, Smithsonian Institute, US Coast Guard, Juicy Couture, DC United, Aon, Squire Sanders, Cleary Gottlieb, Clear Channel, 2K Games, and Sodastream



Sales Consultant
Meltwater Group
Aug 2010 – Oct 2011 • 1 yr 3 mos

• Learned B2B SaaS sales through prospecting, initial contacts, negotiating long-term subscriptions, and finalizing contracts.



Summer Analyst
Royal Bank of Scotland
Jun 2009 – Aug 2009 • 3 mos
Stamford, Connecticut

• Created pitch books for client meetings; developed Client Opportunity Plans for over 30 clients in Power & Utilities to be sent to UK headquarters; created a forecast model to compare Project Finance operations
• Updated and revised annual Credit Submission Reports for various client accounts

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Education



Georgetown University - The McDonough School of Business
Bachelor of Arts and Sciences, Finance and Management
2006 – 2010

Escola Superior de Comerc International - Barcelona
Business/Language Program, International Business
2008 – 2008